UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Information To Be Included In Statements Filed Pursuant

To § 240.13d-1(a) And Amendments Thereto Filed Pursuant To § 240.13d-2(a)

(Amendment No. 3)

LANDAMERICA FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

514936103

(CUSIP Number)

D. Michael Jones

Markel Corporation

4521 Highwoods Parkway

Glen Allen, Virginia 23260

(804) 747-0136

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(continued on following pages)

SCHEDULE 13D

CUSIP No. 514936103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Markel Corporation 54-1959284
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 615,099
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 615,099
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.98%
14	TYPE OF REPORTING PERSON HC

The following constitutes Amendment No. 3 to the Schedule 13D filed by Markel Corporation (“Markel”). This Amendment amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

The amount of funds used to purchase the shares of Issuer common stock in the transactions described in this Amendment was approximately $1.28 million. Markel used internally available funds to make the purchases of shares of Issuer common stock.

Item 5.	Interest in Securities of the Issuer.

(a) As of November 14, 2008, Markel beneficially owned 615,099 shares of the Issuer’s common stock, which represented approximately 3.98% of the outstanding shares of the class. The percentage calculation is based on 15,471,268 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. The ownership of the Issuer’s common stock by the Listed Persons as of November 14, 2008 is provided on Schedule A annexed hereto and is incorporated herein.

(c) Schedule B annexed hereto describes all transactions in the Issuer’s common stock by Markel during the 60-day period ending November 14, 2008. All transactions were effected in the open market.

(e) As a result of sales transactions on November 14, 2008, Markel ceased to be the beneficial owner of more that five percent of the Issuer’s common stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2008

Markel Corporation

By:	/s/ D. Michael Jones
Name:	D. Michael Jones
Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

Name	Position and Present Principal Occupation	Shares of Issuer’s Common Stock Owned
Alan I. Kirshner	Chairman of the Board and Chief Executive Officer, Markel Corporation	-0-
Anthony F. Markel	Vice Chairman of the Board, Markel Corporation	-0-
Steven A. Markel	Vice Chairman of the Board, Markel Corporation	18,600*
J. Alfred Broaddus, Jr.	Director, Markel Corporation; Private Investor; Retired President, Federal Reserve Bank of Richmond	-0-
Douglas C. Eby	Director, Markel Corporation; Chairman and Chief Executive Officer, TimePartners LLC	-0-
Leslie A. Grandis	Director, Markel Corporation; Partner, McGuireWoods LLP	-0-
Stewart M. Kasen	Director, Markel Corporation; Retired President, S&K Famous Brands, Inc.	-0-
Lemuel E. Lewis	Director, Markel Corporation; Retired Executive Vice President and Chief Financial Officer, Landmark Communications, Inc.	-0-
Jay M. Weinberg	Director, Markel Corporation; Chairman Emeritus, Hirschler Fleischer	-0-
Thomas S. Gayner	Executive Vice President and Chief Investment Officer, Markel Corporation	-0-
Paul W. Springman	President and Chief Operating Officer, Markel Corporation	-0-
Richard R. Whitt, III	Senior Vice President and Chief Financial Officer, Markel Corporation	-0-

*	Includes 3,000 shares which Mr. Markel has the right to acquire at prices of $35.00-$40.00 per share upon exercise of call options in the next 60 days.

Each of the above named persons is a U.S. citizen.

The principal business address for each of the persons listed above is c/o Markel Corporation, 4521 Highwoods Parkway, Glen Allen, Virginia 23060.

Schedule B

Purchases of Issuer Common Stock

by Markel Corporation for the 60-day period ending November 14, 2008

Date	Number of Shares Purchased	Purchase Price per Share
September 17, 2008	2,900	$35.00	*
September 19, 2008	1,200	$35.00	*
September 22, 2008	24,100	$35.00	*
October 17, 2008	10,000	$15.00	*
November 14, 2008	1,900	$30.00	*
November 14, 2008	2,500	$35.00	*

*	Shares acquired upon exercise of put options by counterparties thereto.

Before September 17, 2008, Markel owned 1,354,500 shares.

Sales of Issuer Common Stock

by Markel Corporation for the 60-day period ending November 14, 2008

Date	Number of Shares Sold	Range of Sales Prices per Share
November 11, 2008	46,000	$6.41 - $7.88
November 12, 2008	180,000	$5.50 - $6.80
November 13, 2008	336,843	$5.32 - $6.25
November 14, 2008	219,158	$5.25 - $5.92